SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
_______________

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. )

Altaba Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

021346101
(CUSIP Number)

Mr. Christopher Hohn
TCI Fund Management Limited
7 Clifford St
London W1S 2FT, United Kingdom
44 20 7440 2330 with a copy to: Eleazer Klein, Esq. Schulte Roth & Zabel LLP 919 Third Avenue New York, New York 10022 (212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 15, 2018
(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☒

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 8 Pages)

--------------------------

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 021346101	SCHEDULE 13D	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON TCI Fund Management Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 79,773,273
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 79,773,273
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 79,773,273
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 9.7%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 021346101	SCHEDULE 13D	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON Christopher Hohn
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 79,773,273
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 79,773,273
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 79,773,273
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 9.7%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 021346101	SCHEDULE 13D	Page 4 of 8 Pages

Item 1.	SECURITY AND ISSUER.

This statement on Schedule 13D relates to the shares ("Shares") of common stock, par value $0.001 per share, of Altaba Inc., a Delaware corporation (the "Company"). The principal executive office of the Company is located at 140 East 45th Street, 15th Floor, New York, New York 10017.

Item 2.	IDENTITY AND BACKGROUND.

(a) This statement is filed by: (i) TCI Fund Management Limited, a United Kingdom private limited company ("TCIF UK"), with respect to the Shares, held by The Children's Investment Master Fund, a Cayman Islands exempted company (the "TCI Fund"); and (ii) Christopher Hohn ("Mr. Hohn", and together with TCIF UK, the "Reporting Persons"), with respect to the Shares directly held by the TCI Fund.

(b) The principal business address of the Reporting Persons is 7 Clifford Street, London, W1S 2FT, United Kingdom.

(c) The principal business of the Reporting Persons is investing for accounts under their management.

(d) None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) TCIF UK is a private limited company organized under the laws of the United Kingdom. Mr. Hohn is a citizen of the United Kingdom.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The 79,773,273 Shares reported herein as beneficially owned by the Reporting Persons were purchased using working capital of the TCI Fund at an aggregate cost of approximately $2,932,416,106.

Item 4.	PURPOSE OF TRANSACTION.

The Reporting Persons acquired the Shares to which this Schedule 13D relates in the ordinary course of business for investment purposes because they believed that the Shares were undervalued and represented an attractive investment opportunity. The Reporting Persons also have short positions in Alibaba Group Holding Limited and Yahoo Japan Corporation.

CUSIP No. 021346101	SCHEDULE 13D	Page 5 of 8 Pages

On March 15, 2018, the Reporting Persons sent to the Company a letter (the "March 15, 2018 Letter") and a presentation (the "March 15, 2018 Presentation") setting forth its view that it is in the best interest of the Company and its shareholders for the Company to adopt a plan of liquidation. The Reporting Persons believe that the liquidation proceeds should be returned to shareholders in the most tax efficient manner possible, taking into account that a large portion of the Company's shareholder base is non-U.S. A copy of the March 15, 2018 Letter is filed herewith as Exhibit 99.2 and a copy of the March 15, 2018 Presentation is filed herewith as Exhibit 99.3.

The Reporting Persons intend to consider, explore and/or develop plans and/or make proposals (whether preliminary or final) with respect to the matters set forth in the March 15, 2018 Letter and March 15, 2018 Presentation and intend to further discuss with the Company's management and Board of Directors (the "Board") and send presentations and other materials to the Company with respect to the foregoing. The Reporting Persons may consider, explore and/or develop plans and/or make proposals (whether preliminary or final) with respect to, among other things, the Company's operations, management, the composition of the Board, capital or corporate structure, capital allocation policies, strategy and plans, or may change their intention with respect to any and all matters referred to in this Item 4. The Reporting Persons may communicate with the Company's management, Board, other shareholders or third parties regarding the foregoing. The Reporting Persons may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements.

The Reporting Persons intend to review their investment in the Company on a continuing basis and depending upon various factors, including, without limitation, the Company’s financial position and strategic direction, overall market conditions, the outcome of any discussions referenced above, other investment opportunities available to the Reporting Persons, and the availability of securities of the Company at prices that would make the purchase or sale of such securities desirable, the Reporting Persons may endeavor (i) to increase or decrease their position in the Company or the Company's investments through, among other things, the purchase or sale of securities of the Company or the Company's investments, including through transactions involving Shares and/or other equity, debt, notes, other securities, or derivative or other instruments that are based upon or relate to the value of securities of the Company or the Company's investments in the open market or in private transactions, including through a trading plan created under Rule 10b5-1(c) or otherwise, on such terms and at such times as the Reporting Persons may deem advisable; and/or (ii) to enter into transactions that increase or hedge their economic exposure to the Shares or the Company's investments without affecting their beneficial ownership of Shares. The Reporting Persons may from time to time have long or short exposure to the Company's investments. In addition, the Reporting Persons may, at any time and from time to time, (i) review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto and (ii) propose or consider one or more of the actions described in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

Item 5.	INTEREST IN SECURITIES OF THE COMPANY.

(a) The aggregate percentage of Shares reported to be beneficially owned by the Reporting Persons is based upon 824,921,315 Shares outstanding which is the number of Shares reported to be outstanding as of December 31, 2017, as reported in the Company's Form N-CSR filed with the Securities and Exchange Commission (the "SEC") on February 26, 2018.

As of the date hereof, the Reporting Persons may be deemed to beneficially own 79,773,273 Shares, representing approximately 9.7% of the Shares outstanding.

CUSIP No. 021346101	SCHEDULE 13D	Page 6 of 8 Pages

TCIF UK is the investment manager of the TCI Fund. Christopher Hohn is the Managing Director of TCIF UK. By reason of the provisions of Rule 13d-3 of the Act, Mr. Hohn may be deemed to beneficially own the Shares held by the TCI Fund.

The filing of this statement should not be construed as an admission that any of the Reporting Persons is, for the purposes of Sections 13 of the Securities Exchange Act of 1934, the beneficial owner of the Shares reported herein.

(b) The Reporting Persons have shared voting and dispositive power over 79,773,273 Shares.

(c) Information concerning transactions in the Shares effected by the Reporting Persons during the past sixty days is set forth in Schedule A hereto and is incorporated herein by reference. All of the transactions in Shares listed hereto were effected in the open market through various brokerage entities.

(d) No person other than the Reporting Persons and the TCI Fund is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares. The TCI Fund has the right to receive dividends from, and proceeds from the sale of, more than 5% of the Shares.

(e) Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Except as otherwise set forth herein, the Reporting Persons have no contracts, arrangements, understandings or relationships with any person with respect to the securities of the Company.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 99.1:	Joint Filing Agreement.

Exhibit 99.2:	March 15, 2018 Letter.

Exhibit 99.3:	March 15, 2018 Presentation.

CUSIP No. 021346101	SCHEDULE 13D	Page 7 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 15, 2018

TCI Fund Management Limited

/s/ Christopher Hohn
Name: Christopher Hohn
Title: Managing Director

/s/ Christopher Hohn
Christopher Hohn

CUSIP No. 021346101	SCHEDULE 13D	Page 8 of 8 Pages

Schedule A

Transactions in the Shares of the Company During the Last 60 Days

The following tables set forth all transactions in the Shares effected in the past sixty days by the Reporting Persons. Except as noted below, all such transactions were effected in the open market through brokers and the price per share is net of commissions. The price reported in the column Price Per Share ($) is a weighted average price . These Shares were purchased in multiple transactions at prices between the price ranges indicated in the column Price Range ($). The Reporting Persons will undertake to provide to the staff of the SEC, upon request, full information regarding the number of Shares sold at each separate price.

Trade Date	Shares Purchased (Sold)	Price Per Share ($)	Price Range ($)

1/18/2018	(750,000)	74.280	73.850 - 74.710
1/19/2018	(464,000)	74.079	73.710 - 74.630
1/22/2018	(350,000)	73.862	73.600 - 74.460
1/23/2018	(276,201)	75.380	75.295 - 76.290
1/23/2018	(273,799)	76.516	76.295 - 76.750
1/24/2018	(169,654)	77.961	77.580 - 78.575
1/24/2018	(30,346)	78.648	78.580 - 78.790
1/25/2018	(135,306)	77.725	77.350 - 78.320
1/25/2018	(14,694)	78.486	78.390 - 78.600
1/26/2018	(127,190)	79.477	79.050 -80.040
1/26/2018	(97,810)	80.158	80.050 - 80.245
1/29/2018	(100,000)	79.793	79.310 - 79.990
1/31/2018	(219,600)	79.596	79.150 - 80.140
1/31/2018	(30,400)	80.317	80.150 - 80.395
2/1/2018	(25,000)	76.374	76.300 - 76.475
2/2/2018	(25,000)	76.061	76.000 - 76.100
2/5/2018	(28,700)	73.851	73.500 - 74.470
2/5/2018	(71,300)	74.714	74.500 - 75.330
2/6/2018	(100,000)	72.739	72.200 - 73.075
2/7/2018	(80,000)	73.729	73.605 - 73.821
2/8/2018	(45,840)	71.851	71.500 -72.495
2/8/2018	(4,160)	72.542	72.500 - 72.565
2/9/2018	(109,468)	68.336	68.000 - 68.740
2/9/2018	(157,800)	69.484	69.000 - 69.507
2/9/2018	(193,450)	70.346	70.000 - 70.770
2/12/2018	(90,597)	70.916	70.500 - 71.045
2/12/2018	(73,121)	71.206	71.050 - 71.670
2/13/2018	(135,578)	71.617	71.000 - 71.990
2/13/2018	(60,500)	72.135	72.000 - 72.370
2/14/2018	(65,359)	72.150	71.850 - 72.350
2/14/2018	(98,039)	73.279	73.040 - 73.510
2/15/2018	(117,189)	74.142	73.500 - 74.490

2/15/2018	(13,529)	74.573	74.500 - 74.690
2/16/2018	(76,130)	74.266	74.000 - 74.600
2/20/2018	(75,000)	74.509	74.330 - 74.700
2/21/2018	(125,000)	76.107	75.830 - 76.600
2/23/2018	(91,247)	76.590	76.250 - 77.248
2/23/2018	(33,753)	77.458	77.250 - 77.550
2/26/2018	(175,000)	77.619	77.200 - 78.080
2/27/2018	(100,000)	76.118	76.000 - 76.465
2/28/2018	(200,000)	75.182	74.800 - 75.560
3/1/2018	(186,107)	73.932	73.500 - 74.360
3/1/2018	(13,893)	74.632	74.620 - 74.648
3/2/2018	(217,127)	72.307	71.725 - 72.720
3/2/2018	(32,873)	72.761	72.728 - 72.835
3/5/2018	(95,598)	72.534	72.090 - 73.070
3/5/2018	(2,760)	73.145	73.090 - 73.200
3/6/2018	(128,639)	75.159	74.490 - 75.450
3/7/2018	(63,922)	75.199	74.850 - 75.510